Sean Bell Vice President, Corporate Counsel
Pruco Life Insurance Company Pruco Life Insurance Company of New Jersey 751 Broad Street, Newark, NJ 07102-3777 Tel 973 802-8462 Sean.bell@prudential.com

April 6, 2017

Kathryn Hinke, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Pruco Life of New Jersey Variable Appreciable Account (“Registrant”)
Pruco Life Insurance Company of New Jersey (“Depositor”)
PruLife® SVUL Protector®
Registration Statement on Form N-6 (File No. 333-215543)

Pruco Life Variable Universal Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
PruLife® SVUL Protector®
Registration Statement on Form N-6 (File No. 333-215544)

Dear Ms. Hinke:

The purpose of this correspondence is to respond to Staff comments received verbally on April 5, 2017 in connection with the above-referenced N-6 registration statements for our PruLife® SVUL Protector® survivorship variable universal life insurance contract (the “Contract”).

In its letter of March 14, 2017, Staff asked that we explain, supplementally, how the terms of the Guaranteed Contract Split Option Rider will comply “with Section 11 of the Investment Company Act of 1940 and rule 11a-2 thereunder.”

We responded, by letter of March 29, 2017, as follows:

The rider, which for eligible Contract Owners will only be attached to the Contract at issue, gives the Contract Owner the right to exchange the Contract into one or two new contracts without evidence of insurability if certain unforeseen future events occur and conditions are met. Specifically, the rights under the rider are only available if, after the Contract is issued, the Owner becomes divorced or the unlimited marital deduction under the Internal Revenue Code is repealed. Any remaining surrender charge would apply to the exchange. The rider is intended to address an unforeseen change in circumstances following the issuance of the Contract. It is not related to the end of the Contract's surrender charge schedule or the launch of a new life insurance product. In fact, the rider requires that any new contract(s) must have the same basic benefits as the existing Contract.

This rider right will exist as the result of the Contract taking effect and not as the result of an exchange offer or promotion "communicated to holders of securities.” For that reason, we do not believe that Section 11 of the Investment Company Act of 1940 or Rule 11a-2 applies to rider benefits. Even if Section 11 were to apply, however, we believe requests for exchanges under the rider would fall within the “retail exception” of the rule. Individual Contract Owners, with or without the assistance of their registered representatives, can only request a policy split upon a final decree of divorce or repeal or nullification of the unlimited marital deduction, events that are beyond our control. Moreover, we have no plans to actively promote or take steps to encourage Contract Owners to exercise their rights under the rider and registered representatives, if involved, would receive only limited compensation. Also, eligible Contract Owners choosing to exercise their contractual right to exchange would not receive any special terms or benefits under their original Contracts, such as a waiver of surrender charges. Finally, other than not having to provide evidence of insurability, an eligible Contract Owner would not receive any special terms or benefits under any new contract resulting from the Contract Owner’s decision to exercise the rider.

Staff’s follow-up comments and our proposed responses are below.

Comment 1.
Please clarify the following sentence in the first paragraph of the above response: “Any remaining surrender charge would apply to the exchange.” Does this sentence refer to a set charge or to the schedule of surrender charges?

Response:
This sentence refers to the schedule of surrender charges. In the event an eligible Contract Owner exercises the rider and exchanges the Contract, we would deduct the same surrender charge we would deduct if the Contract Owner had simply surrendered the Contract. We will pay the amount that remains, the Cash Surrender Value, to the Contract Owner.

Comment 2.	Please provide additional information on the compensation a registered representative may receive as a result of an exchange under the Guaranteed Contract Split Option Rider.

a.	How much compensation may a registered representative receive?

Response:
An exchange under the Guaranteed Contract Split Option Rider will follow the same compensation rules as a replacement of a Prudential company life insurance contract for another Prudential company life insurance contract. The amount of first year compensation is generally 24% of the new business compensation rate, up to the amount of the “replaced premium.” For premium exceeding the "replaced premium," we will apply normal new business compensation rates. "Replaced premium" is the amount of the commissionable target premium for the contract being replaced or exchanged. If the Contract is being exchanged for two new contracts, we will allocate the replaced premium between the two new contracts when determining compensation. First year new business compensation rates for sales by registered representatives vary, but a rate at or near 80% of the commissionable target premium, not including overrides, is common. The following is an example of how first year compensation will be calculated when the rider is exercised:

Mr. and Mrs. Insured have a $1,000,000 Contract with a commissionable target premium (“CTP”) of $10,000. They divorce and wish to exercise their right to split the Contract.

Assumptions for splitting the Contract.

•	$5,000 of the base-Contract CTP will be associated with Mr. Insured.

•	$5,000 of the base-Contract CTP will be associated with Mrs. Insured.

•	Assume an 80% new business first year compensation rate (up to CTP).

•	Replacement rate would be 19.2% (80% X 24% = 19.2%).

First New Contract: Mrs. Insured gets a $500,000 contract with a CTP of $6,000.

•	Mrs. Insured pays a first year premium equal to the CTP.

•	$5,000 is considered replaced premium and compensation is payable at replacement rates.

•	$1,000 is considered new premium and compensation is payable at new business rates (because $1000 is the amount in excess of the associated $5000 CTP from the base Contract).

•	We will pay $1760 ($5000 X 19.2% + $1000 X 80% = $1760).

Second New Contract: Mr. Insured gets a $100,000 contract with a CTP of $1,500.

•	Mr. Insured pays a first year premium equal to the CTP.

•	The full $1,500 is considered replaced premium and compensation is payable at replacement rates (because $1500 is less than the associated $5000 CTP from the base Contract).

•	We will pay $288 ($1500 X 19.2% = $288).

b.	Why does the company pay compensation for exchanges under the rider?

Response:
A Contract Owner that becomes eligible, either through divorce or through loss of the I.R.C. unlimited marital deduction, to split the Contract into two new ones will need assistance. Registered representatives may assist clients in a variety of ways, including product selection and design, running illustrations, explaining benefits and limitations of the new contracts and completing necessary paperwork. We pay compensation for these services, albeit at the reduced rates described above.

c.	How would the amount of compensation compare to a 1035 exchange?

Response:
A 1035 exchange from one Prudential company life insurance contract into another will result in the same replacement compensation described above. A 1035 exchange that does not involve an exchange from one Prudential company life insurance contract to another will result in normal new business compensation.

Please call me at (973) 802-8462 if you have any questions.

Sincerely,

Pruco Life Insurance Company
Pruco Life Insurance Company of New Jersey

By: /s/ Sean Bell
Sean Bell
Vice President, Corporate Counsel

Via EDGAR

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